November 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Coy Garrison

Re:	Global Net Lease, Inc.

Registration Statement on Form S-4
Filed September 19, 2016
File No. 333-213691

Dear Mr. Garrison:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Global Net Lease, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on November 8, 2016, or as soon thereafter as practicable.

Should you have any questions, please contact Michael J. Choate of Proskauer Rose LLP at (312) 962-3567.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

Global Net Lease, Inc.

By:	/s/ Scott J. Bowman
Name:	Scott J. Bowman
Title:	Chief Executive Officer, President